  Exhibit 99.1

Silver Elephant To Acquire El Triunfo Gold-Silver-Lead-Zinc
Mining Project, Gold Assays Expected in July

Vancouver, British Columbia, July 13, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it has entered into a binding sales and purchase agreement (“SPA”) with a private party (“Vendor”) to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia (“Triunfo Project”).

Proposed Transaction Summary

Subject to the provisions of the SPA, the Vendor irrevocably agrees to sell, assign, and transfer to Silver Elephant, and Silver Elephant agrees to purchase from the Vendor, the mining rights of the Triunfo Project upon Silver Elephant’s paying the Vendor the sum of $1,100,000, consisting of $100,000 on SPA signing (paid), and $1,000,000 on or before June 15, 2025 (Final Closing Date).

Joaquin Merino, VP South America Operations, states, “We are positioning Silver Elephant as a premier mining company for silver investors. We want our shareholders to own as much silver in the ground as possible by sizing up Pulacayo and Triunfo and by acquiring more pre-production-stage silver deposits. Looking at the geological data, we believe there is the potential for significant gold and silver resource development at the Triunfo Project. The Triunfo Project is a great addition to Silver Elephant’s portfolio, which currently features Pulacayo and Paca silver projects with 31 million oz indicated at 455g/t and 27 million oz inferred silver source estimated by Mercator Geological Partners in November 2017.”

Several dozen chip samples were taken from the surface and tunnels at Triunfo. Those samples have already been delivered to ALS laboratory in Oruro Bolivia, with gold assay results expected in late July, 2020.

Triunfo Project Summary

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75km to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round. The Vendor maintains a positive relationship with the local community.

Exploration was conducted in 2005–07 by Solitario Resources, which made 3 drill holes, all of which intercepted mineralization. Historical hole TR-001 returned 94.2 meters grading 0.39 g/t Au, 21.8 g/t Ag, 0.65%Pb, 0.39%Zn, , (0.95 g/t AuEq*), according to Solitario Resources SEC 10K filings. Only 20% of the property was explored by Solitario.

The mineralization is characterized by pyrite, arsenopyrite, galena, and sphalerite and carries gold, silver, and zinc and lead in various proportions.

Mineralization outcrops at the surface and continues for at least 750 meters in three discrete blocks, known as A, B, and C. The mineralized blocks have widths varying from 20m to 150m and are locally displaced for several meters by north-east trending faults.

In the past decade, some artisanal mining has been developed where gold mineralization has been identified. Those areas have been principally mined for gold. They demonstrate a continuity of mineralization along the strike and to modest depths.

The Triunfo Project contains polymetallic vein-style mineralization hosted in metasediments of the Silurian and Devonian periods. The metasediments were intruded by nearby plutonic batholiths which are likely related to the mineralizing event. This style of mineralization is well documented in Bolivia. Examples include Cerro Rico and Porco, located in and around Potosi.

The mineralization is characterized by multiple veins (up to 1.0m wide) and veinlets. They are emplaced along fractures and faults that have developed on the flanks of an east-west trending anticlinal-synclinal sequence. Mineralization is also noted to occur in the sedimentary planes between slate layers. The slate layers can manifest as stockwork-style mineralization which tends to be elongated parallel to the anticlinal axis.

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30, and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.2243) + (Zn % x 1.385) + (Pb % x 0.3055).

Further Details Regarding the Proposed Transaction

If the Final Closing Date does not occur on or before the date set out in column (A) below, the Purchaser will pay to the Vendor on or before that date the amount corresponding to that date in column (B) below

Column (A)	Column (B)
June 15, 2021	$50,000
June 15, 2022	$50,000
June 15, 2023	$50,000
June 15, 2024	$50,000

The Vendor will maintain a 5% interest in the profits, net of taxes and royalties derived from the sale of concentrate produced from the Triunfo project (the “Residual Interest”). The Residual Interest can be purchased by Silver Elephant for $300,000 at any time before or after the Final Closing Date.

The Triunfo Project presentation including maps are available at www.silverelef.com.

All currencies are in USD

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101. Details on the Pulacayo resource mentioned in the contents of this news release can be found in the Company’s press release dated November 22, 2017.

About Silver Elephant

Silver Elephant is a premier silver mining company. The Company’s goal is to enable shareholders to own as much silver in the ground as possible by sizing up Pulacayo and Triunfo and by acquiring more pre-production-stage silver deposits.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

Michael Doolin
Chief Executive Officer

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.